                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                   INTERNET COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                           (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE
                ---------------------------------------
                     (Title of Class of Securities)

                              46057T408
                      -------------------------
                           (CUSIP Number)

Craig D. Slater                           Drake S. Tempest, Esq.
The Anschutz Corporation                  O'Melveny & Myers LLP
2400 Anaconda Tower                       The Citicorp Center
555 Seventeenth Street                    153 East 53rd Street, 54th Floor
Denver, Colorado  80202                   New York, New York 10022-4611
(303) 298-1000                            (212) 326-2000
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              DECEMBER 13, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities , and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 46057T408

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Interwest Group, Inc.
             84-0810486
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)  /X/

                                                       (b)  / /
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           / /


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Colorado
--------------------------------------------------------------------------------
NUMBER OF             7    SOLE VOTING POWER
SHARES                                                       0
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                                              2,178,831
EACH REPORT-          9    SOLE DISPOSITIVE POWER
ING PERSON                                                   0
WITH                  10   SHARED DISPOSITIVE POWER
                                                      2,178,831
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,178,831
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                          / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.22%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO
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                        Page 2 of 8 Pages

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Anschutz Company
             84-1179412

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /X/

                                                       (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           / /


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
NUMBER OF             7    SOLE VOTING POWER
SHARES                                                       0
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                                               2,178,831
EACH REPORT-          9    SOLE DISPOSITIVE POWER
ING PERSON                                                   0
WITH                  10   SHARED DISPOSITIVE POWER
                                                       2,178,831

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,178,831

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                          / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.22%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO

--------------------------------------------------------------------------------

                        Page 3 of 8 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Philip F. Anschutz
             ###-##-####

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /X/

                                                       (b) / /


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS



--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           / /


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

--------------------------------------------------------------------------------
NUMBER OF             7    SOLE VOTING POWER
SHARES                                                     0
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                                             2,178,831
EACH REPORT-          9    SOLE DISPOSITIVE POWER
ING PERSON                                                 0
WITH                  10   SHARED DISPOSITIVE POWER
                                                     2,178,831

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,178,831

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                          / /

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.22%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        IN

--------------------------------------------------------------------------------

                        Page 4 of 8 Pages

       This Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed on September 27, 1996 by Interwest Group, Inc. ("Group"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), which relates to shares of Common Stock, no par value per share ("Common Stock"), of Internet Communications Corporation (the "Company"), hereby amends Items 4 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 4.     PURPOSE OF TRANSACTION

       The information previously furnished in response to this item is amended to add the following:

       On December 13, 1996, Group distributed to certain of its employees and directors and certain employees of an affiliate a total of 127,710 shares of Common Stock owned by Group as compensation.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       The information previously furnished in response to this item is amended to read as follows:

       Group may be deemed to be the direct beneficial owner, and AC and Anschutz may be deemed to be indirect beneficial owners, of 2,178,831 shares of Common Stock that were issued to Group on September 19, 1996 in exchange for all of the outstanding capital stock of Interwest. Based upon the number of shares of Common Stock that were issued and outstanding on January 6, 1997 such number of shares of Common Stock is equal to approximately 46.22% of the number of shares of Common Stock outstanding then.

       Group may be deemed to be the direct beneficial owner, and AC and Anschutz may be deemed to be indirect beneficial owners, of 300,000 shares of Common Stock referred to in Item 4 of the Schedule 13D as the Conversion Shares that are issuable upon conversion of the convertible promissory note referred to in Item 4 of the Schedule 13D as the Note. Based upon the number of shares of Common Stock that were issued and outstanding on January 6, 1997, such number of shares of Common Stock is equal to approximately 5.98% of the number of shares of Common Stock that would be outstanding after giving effect to the issuance of such Conversion Shares. However, each of Group, AC and Anschutz disclaim such beneficial ownership because the acquisition of such Conversion Shares is subject to the satisfaction of material conditions not within the control of Group, AC or Anschutz.


                        Page 5 of 8 Pages

       Based on the number of shares of Common Stock outstanding on January 6, 1997, and assuming the issuance to Group of 300,000 Conversion Shares upon the conversion of the Note, Group, AC and Anschutz would own 2,478,831 shares of Common Stock, or approximately 49.44% of the shares of Common stock that would be outstanding after giving effect to the issuance of such Conversion Shares.

       Group, AC and Anschutz may be deemed to direct the disposition of the Note and, upon the conversion thereof, to share the power both to vote and to direct the disposition of the Conversion Shares.




                        Page 6 of 8 Pages

                                SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 9, 1997



INTERWEST GROUP, INC.




By   /s/ THOMAS G. KUNDERT
   -------------------------------
   Thomas G. Kundert, Treasurer

                                SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 9, 1997



ANSCHUTZ COMPANY




By   /s/ PHILIP F. ANSCHUTZ
   -------------------------------
   Philip F. Anschutz

                                SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 9, 1997



PHILIP F. ANSCHUTZ




  /s/ PHILIP S. ANSCHUTZ
-------------------------------



                                    S-1